George P. Attisano
August 1, 2019
VIA EDGAR	george.attisano@klgates.com T +1 212 536 4816 F +1 212 536 3901

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Sonny Oh Christina DiAngelo Fettig

Re: John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-232514
Registration Statement on Form N-14

Dear Mr. Oh and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 25, 2019, from Sonny Oh of the disclosure review staff of the Securities and Exchange Commission (the “SEC”), and on July 26, 2019, from Christina DiAngelo Fettig of the SEC accounting staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of the series of the Trust shown in the following table (each an “Acquiring Fund”) in connection with the reorganizations into the Acquiring Funds of the corresponding series of the Trust shown in the following table (each an “Acquired Fund” and, together with the Acquiring Funds, the “Funds”) (each a “Reorganization”).

Acquiring Fund	Acquired Fund
Equity Income Trust	Utilities Trust
International Equity Index Trust	International Growth Stock Trust

The Trust filed the Registration Statement with the SEC on July 2, 2019, accession no. 0001133228-19-004509.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

I.	Comments from Mr. Oh
A.	Contract Owner Letter
1.	Comment — Please disclose the reason that each Reorganization was proposed to the Board. Also, please add this disclosure in the combined proxy statement and prospectus (the “Proxy/Prospectus”) under “Overview of the Reorganizations—Reasons for the Reorganizations” and “Information About the Reorganizations—Reasons For the Reorganizations.”

Response — The Trust has made the requested changes.

August 1, 2019

2.	Comment — In the first paragraph on p. 2, please clarify whether the expected lower expenses of the combined funds reflects fee waivers.

Response — The Trust has made the requested changes.

3.	Comment — The second paragraph on p. 2 states that “The value of your investment will not be affected by the Reorganizations.” Please reconcile this statement with the statement that each Acquired Fund is expected to bear all the costs of its Reorganization.

Response — The Trust has deleted the statement quoted in this comment.

4.	Comment — The third paragraph on p. 2 refers to variable life insurance contracts issued by John Hancock life insurance companies that invest in separate accounts that hold shares of the Funds. If applicable, please disclose whether variable annuity contracts also invest in such separate accounts.

Response — The Trust has revised this disclosure to also refer to variable annuity contracts and has similarly revised the Proxy/Prospectus where appropriate.

B.	Proxy/Prospectus
5.	Comment — On the first page, please consider re-formatting the information regarding documents incorporated by reference into the Proxy/Prospectus as bullet points.

Response — The Trust has made the requested changes.

6.	Comment — In the second paragraph under “Introduction,” if applicable, please disclose that the Trust sells its shares to separate accounts as underlying options for variable annuity contracts.

Response — The Trust has made the requested change.

7.	Comment — Please consider revising the “Overview of the Reorganizations” to a question-and-answer format.

Response — The Trust has reviewed this section of the Proxy/Prospectus and has determined that the format in which it is presented is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Overview of the Reorganizations—Reasons for the Reorganizations,” please disclose the reason that each Reorganization was proposed to the Board.

Response — The Trust has made the requested changes.

9.	Comment — In the first paragraph under “Overview of the Reorganizations—Reasons for the Reorganizations,” please disclose the basis for the statement that, for each Reorganization, the combined fund “has the potential to achieve a more consistent long-term performance record and stronger prospects for growth and potential opportunities for economies of scale than would be the case for the Acquired Fund.”

Response — The Trust has made the requested change.

10.	Comment — Please reconcile the statement in the second paragraph under “Overview of the Reorganizations—Portfolio Re-Positioning” that the estimated transaction costs associated with re-positioning the investment portfolio of Utilities Trust amount to $277,280, with the statement in the first paragraph under “Reorganization Expenses” that the estimated expenses of this fund’s Reorganization (which include transaction costs) amount to $77,073.

August 1, 2019

Response — Upon review, the Trust has revised Utilities Trust’s estimated re-positioning costs to $69,320 and the overall Reorganization costs to $146,393.

11.	Comment — Please confirm that the side-by-side comparison of each Fund’s principal investment strategies under the discussion of each Proposal will appear in a tabular format.

Response — The Trust so confirms.

12.	Comment — In the discussion of each Proposal, under “Comparison of, and Effect on, Fund Operating Expenses,” please clarify whether the expected lower expenses of the combined funds reflects fee waivers.

Response — The Trust has made the requested changes.

13.	Comment — In the discussion of Proposal 1, under “Comparison of, and Effect on, Fund Operating Expenses,” please disclose the basis for the expected redemption of Utilities Trust’s Series I shares.

Response — The Trust has made the requested change.

14.	Comment — Please confirm that the fee table information presented in the discussion of each Proposal reflects each fund’s current expenses.

Response — The Trust so confirms.

15.	Comment — In the discussion of Proposal 1, under “Investment Management Fees/Subadvisory Arrangements,” please disclose that the “Aggregate Net Assets” of Utilities Trust for purposes of determining the fund’s investment management fees include only the net assets of the fund.

Response — The Trust has made the requested change.

16.	Comment — In the discussion of Proposal 1, under “Performance,” consider disclosing that Series NAV shares of both Utilities Trust and Equity Income Trust had the same 10-year performance record.

Response — The Trust has made the requested change.

17.	Comment — In the discussion of Proposal 2, under “Principal Risks of Investing in the Funds,” “Financial services sector risk” is included as a risk common to both funds. Please confirm that this is accurate.

Response — The Trust so confirms. Upon review of each fund’s principal investment strategies, the Trust has determined that “Financial services sector risk” is applicable to both funds.

18.	Comment — In the discussion of Proposal 2, under “Principal Risks of Investing in the Funds,” “Small and mid-sized company risk” is included as a risk common to both funds. Please confirm that this is accurate, as the staff believes that the description of International Equity Index Trust’s principal investment strategies indicates that only this fund invests in the securities of mid-sized companies, but not small companies.

Response — The Trust so confirms. Upon review of each fund’s principal investment strategies, the Trust has determined that “Small and mid-sized company risk” is applicable to both funds.

August 1, 2019

19.	Comment — In the discussion of Proposal 2, under “Principal Risks of Investing in the Funds,” “Sector risk” is included as a particular risk of International Growth Stock Trust. Please confirm that this is accurate, as the staff notes that the description of the fund’s principal investment strategies state that “The focus is on the strengths of individual issuers, rather than sector or country trends.”

Response — The Trust so confirms. Upon review of the principal investment strategies of International Growth Stock Trust, the Trust has determined that the fund is subject to sector risk even though the fund focuses on individual issuers.

20.	Comment — In the discussion of Proposal 2, under “Principal Risks of Investing in the Funds—Particular Risks of International Equity Index Trust,” please consider adding disclosure regarding index tracking risk.

Response — The Trust respectfully notes that tracking risk is addressed under “Index management risk.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — In the discussion of Proposal 2, under “Comparison of, and Effect on, Fund Operating Expenses,” please confirm that the second sentence of the first paragraph stating that the fee table reflects a contractual change in the management fees for International Equity Index Trust is accurate.

Response — The Trust so confirms.

22.	Comment — Under “Information About the Reorganizations—Reasons for the Reorganizations,” please clarify whether the expected lower expenses of the combined funds reflects fee waivers.

Response — The Trust has made the requested changes.

23.	Comment — Under “Information About the Reorganizations—Board Consideration of the Reorganizations,” if applicable, please disclose any adverse factors that the Board considered.

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors described in this section, the Board concluded that each Reorganization was in the best interests of the relevant Acquired and Acquiring Funds. Specifically, as noted in this section, for each Reorganization, the Board considered “any direct and indirect costs to be incurred by the Acquired Fund as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Please consider presenting the enumerated Board considerations under “Information About the Reorganizations—Board Consideration of the Reorganizations” using a separate line for each factor.

Response — The Trust has made the requested changes.

25.	Comment — The disclosure under “Information About the Reorganizations—Board Consideration of the Reorganizations,” with respect to the Board’s consideration of specific factors regarding Proposal 2 states that the Board considered that International Equity Index Trust outperformed International Growth Stock Trust on a total return basis for the three-year period ended April 30, 2019. Please disclose whether the Board considered the relative performance of these funds for other periods.

Response — The Trust respectfully notes that the Board reviewed the relative performance of these funds for several periods ended April 30, 2019, and has revised the disclosure accordingly.

August 1, 2019

26.	Comment — Please revise the disclosure under “Additional Information About the Funds—Additional Information About the Funds’ Principal Risks” consistent with any changes to risk disclosure made in response to the staff’s other comments.

Response — As the Trust has not made any changes to risk disclosure in response to the staff’s other comments, the Trust has determined that no changes are required to this section.

27.	Comment — Please explain supplementally the statement in “Solicitation of Proxies and Voting Instructions” that the Insurance Companies that hold shares of the Acquired Funds through separate accounts that are not registered under the 1940 Act will vote those shares pursuant to instructions provided by an independent fiduciary selected by the Insurance Companies.

Response — The Insurance Companies hold shares of the Acquired Funds through unregistered separate accounts on behalf of certain retirement plan accounts. The Insurance Companies will vote such shares in accordance with instructions provided by an independent fiduciary in order to comply with ERISA’s prohibited transaction rules.

28.	Comment — Please confirm that the information provided under “Outstanding Shares and Share Ownership” will relate to both the Acquired and Acquiring Funds, as required by Item 7(c)(4)(i-iii) of Form N-14.

Response — The Trust so confirms.

C.	Proxy Cards
29.	Comment — For each proxy card, please add the heading “Proxy Card.”

Response — The forms of proxy cards that are included in the Registration Statement are shown for informational purposes only. The proxy cards that the Trust will actually use in connection with soliciting voting instructions in connection with the Reorganizations will be labeled appropriately.

D.	Part C-Exhibits
30.	Comment — Please represent that the Trust will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as an exhibit executed copies of the tax opinions.

Response — The Trust represents that it will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as exhibits executed copies of the tax opinions.

II.	Comments from Ms. Fettig
A.	Contract Owner Letter
1.	Comment — The third paragraph describes a planned exchange of certain Series II shares of International Equity Index Trust received in the Reorganization for Series I shares of that fund. Please explain if this exchange is part of the Reorganization.

Response — The Trust respectfully notes that this exchange will take place after the Reorganization and, therefore, is not part of the Reorganization.

August 1, 2019

B.	Proxy/Prospectus
2.	Comment — In “Overview of the Reorganizations—Reasons for the Reorganizations,” please disclose the reason that each Reorganization was proposed to the Board.

Response — The Trust has made the requested changes. The Trust notes that similar changes were made in the Contract Owner Letter.

3.	Comment — In “Overview of the Reorganizations—Portfolio Re-Positioning,” it is stated that each Acquired Fund may sell a portion of its investments and invest the proceeds in securities in which the corresponding Acquiring Fund invests. Please disclose if such transactions are expected to be effected after the closing of the Reorganizations.

Response —The Trust does not expect that any re-positioning transactions will be effected after the closing of the Reorganizations. Therefore, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — In “Overview of the Reorganizations—Portfolio Re-Positioning,” please disclose the estimated transaction costs associated with portfolio re-positioning as a percentage of each Acquired Fund’s net asset value (i.e., in basis points) and disclose the estimated aggregate dollar amount and per-share dollar amount of any capital gains that are expected to result from such transactions.

Response — The Trust has made the requested changes.

5.	Comment — In “Overview of the Reorganizations—Reorganization Expenses,” please disclose the estimated costs of the Reorganizations as a percentage of each Acquired Fund’s net asset value (i.e., in basis points).

Response — The Trust has made the requested change.

6.	Comment — Please reconcile the statement in the second paragraph under “Overview of the Reorganizations—Portfolio Re-Positioning” that the estimated transaction costs associated with re-positioning the investment portfolio of Utilities Trust amount to $277,280, with the statement in the first paragraph under “Reorganization Expenses” that the estimated expenses of this fund’s Reorganization (which include transaction costs) amount to $77,073.

Response — Upon review, the Trust has revised Utilities Trust’s estimated re-positioning costs to $69,320 and the overall Reorganization costs to $146,393.

7.	Comment — In the discussion of Proposal 1, under “Comparison of Acquired and Acquiring Funds,” if the expected redemption from Utilities Trust that is described in the comparison of the funds’ expenses has taken place, please re-state the funds’ assets under management as of a more recent date, which would reflect such redemption, or include a footnote describing such redemption.

Response — Because the expected redemption from Utilities Trust has not yet been effected, the Trust has added a footnote to the statement of that fund’s assets under management describing the redemption.

8.	Comment — Please confirm that the fee table information presented in the discussion of each Proposal reflects each fund’s current expenses.

Response — The Trust so confirms

9.	Comment — In the discussion of Proposal 2, in the fee table under “Comparison of, and Effect on, Fund Operating Expenses,” please explain whether the restated “Other expenses” information for International Growth Stock Trust reflects large scale redemptions similar to the expected redemption of Series I shares of Utilities Trust.

August 1, 2019

Response — The Trust notes that the restated “Other expenses” information for International Growth Stock Trust does not reflect large scale redemptions similar to the expected redemption of Series I shares of Utilities Trust since no such redemptions are expected to occur.

10.	Comment — In “Information About the Reorganizations—Reasons For the Reorganizations,” please disclose the reason that each Reorganization was proposed to the Board.

Response — The Trust has made the requested changes.

11.	Comment — Under “Information About the Reorganizations—Board Consideration of the Reorganizations,” please disclose whether the Board considered the portfolio re-positioning that is expected in connection with the Reorganizations.

Response — The Trust believes that the extent of the description of the factors considered by the Board in the Proxy/Prospectus is appropriate and, therefore, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — With reference to footnote (a) to the Capitalization Table for Proposal 1, please explain whether the expected redemption has already occurred.

Response — The Trust notes that the redemption described in this footnote has not occurred as of the date of this letter.

13.	Comment — Because no pro forma financial information related to the Reorganization of International Growth Stock Trust is provided in the SAI in reliance on Item 15(a)(2) of Form N-14 (based on the fund’s assets as of June 14, 2019), please consider revising the date of the Capitalization Table for Proposal 2 to June 14, 2019, and revising the information provided therein accordingly.

Response — The Trust believes that the date of the information presented in the Capitalization Table for Proposal 2, which is based on information as of the Funds’ most recent fiscal year end, is appropriate, and therefore, the Trust respectfully declines to make any changes in response to this comment.

C.	Statement of Additional Information (“SAI”)
14.	Comment — In the last paragraph under “Pro Forma Financial Information” with respect to Proposal 2, please identify the accounting survivor of this Reorganization.

Response — The Trust has made the requested change.

15.	Comment — In the fourth paragraph under “Pro Forma Financial Information” with respect to Proposal 1, please revise the information regarding the net assets of the combined fund to match the amount set forth in the Capitalization Table for this Proposal.

Response — The Trust has made the requested change.

16.	Comment — In the fifth paragraph under “Pro Forma Financial Information” with respect to Proposal 1, please disclose the estimated decrease in management fees resulting from this Reorganization and, if necessary, revise the stated amount of the pro forma expense decrease if such amount includes the management fee reduction.

Response — The Trust has clarified this disclosure to state that this Reorganization would not result in any decrease to the combined fund’s management fees, although the Acquired Fund’s shareholders would benefit from lower management fees paid by the combined fund as a result of the Reorganization.

August 1, 2019

17.	Comment — In the fifth and eighth paragraphs under “Pro Forma Financial Information” with respect to Proposal 1, please disclose the estimated expense decreases and portfolio re-positioning costs, respectively, as a percentage of the Acquired Fund’s net asset value (i.e., in basis points).

Response — The Trust has made the requested change.

18.	Comment — In the last paragraph under “Pro Forma Financial Information” with respect to Proposal 1, please disclose the reason that Utilities Trust will bear 100% of the expenses of its Reorganization.

Response — The Trust has made the requested change.

* * *

The Trust, on behalf of the Acquiring Funds, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,
/s/ George P. Attisano
George P. Attisano

cc:	Harsha Pulluru, Assistant Secretary of the Trust
Betsy Anne Seel, Assistant Secretary of the Trust